Exhibit 12.1

	Nine Months Ended September 30,		Year Ended December 31,
	2017	2016	2016	2015	2014	2013	2012

Earnings before income taxes	$4,611	$5,684	$6,636	$7,157	$1,072	$2,527	$1,025

Add (deduct):
Fixed charges from below	396	408	528	584	737	947	1,116
Capitalized interest	(43)	(39)	(53)	(36)	(33)	(29)	(21)

Earnings as adjusted	$4,964	$6,053	$7,111	$7,705	$1,776	$3,445	$2,120

Fixed Charges:
Interest expense, including capitalized amounts and amortization of debt costs	$361	$359	$472	$534	$691	$891	$1,044
Portion of rental expense representative of the interest factor	35	49	56	50	46	56	72
	$396	$408	$528	$584	$737	$947	$1,116

Ratio of Earnings to Fixed Charges	12.55	14.82	13.47	13.19	2.41	3.64	1.90